EXHIBIT 12.1
COMMERCIAL VEHICLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
EARNINGS
Pre-tax income from operations	$(220,728)	$(4,836)	$85,795	$78,549	$23,930
Fixed charges	18,777	16,650	16,880	16,403	9,964
Capitalized interest	—	—	—	—	—

Earnings available for fixed charges	$(201,951)	$11,814	$102,675	$94,952	$33,894

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$15,389	$14,296	$15,147	$14,720	$8,849
Capitalized interest	—	—	—	—	—
Interest component of rent expense[1]	3,388	2,354	1,733	1,684	1,115

Total fixed charges	$18,777	$16,650	$16,880	$16,404	$9,964

Ratio of earnings to fixed charges	(10.76)	0.71	6.08	5.79	3.40

[1]	For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.